Condensed Consolidated Interim Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

(Unaudited)

Three and Nine Months Ended September 30, 2011 and 2010

November 11, 2011

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in Thousands of United States Dollars)

		September 30,	December 31,
	Notes	2011	2010

Assets
Current assets:
Cash and cash equivalents		$324,412	$436,462
Short-term investments	(3)	58,149	-
Restricted cash	(4)	964	-
Other current assets		396	201
		383,921	436,663
Non-current assets:
Mineral property, land, plant and equipment, net	(5)	547,205	521,432
Deposits		1,658	25
		548,863	521,457

Total Assets		$932,784	$958,120

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$7,682	$2,595
Income tax payable		255	197
		7,937	2,792
Non-current liabilities:
SARs liability	(6)	639	269
Total Liabilities		8,576	3,061

Shareholders’ equity:
Share capital		969,746	951,135
Reserves		14,689	11,934
Deficit		(60,227)	(8,010)
Total Shareholders' Equity		924,208	955,059

Total Liabilities and Shareholders' Equity		$932,784	$958,120

See accompanying notes to condensed consolidated interim financial statements.

APPROVED BY THE DIRECTORS

Dan Rovig (signed)	Kevin McArthur (signed)
Director	Director and Chief Executive Officer

November 11, 2011	1

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information)

	Three months		Nine months
	ended September 30,		ended September 30,
	2011	2010	2011	2010
Expenses:
Share-based payments	$2,201	$1,843	$9,025	$4,582
Salaries	2,692	1,288	6,937	1,862
Exploration drilling & assays	2,361	701	5,532	961
Office services and rental	3,521	372	7,510	1,059
Mine engineering	1,110	203	2,894	534
Consulting	2,110	322	5,379	528
Legal and structuring costs	218	193	816	607
Other	3,267	559	6,777	858
	(17,480)	(5,481)	(44,870)	(10,991)

Foreign exchange gain (loss)	(22,639)	1,781	(10,318)	2,842
Interest income	972	314	3,029	340
Loss for the period before income tax	(39,147)	(3,386)	(52,159)	(7,809)

Income tax expense	(41)	-	58	-
Loss for the period	(39,106)	(3,386)	(52,217)	(7,809)
Other comprehensive loss	-	-	-	-

Net comprehensive loss	$(39,106)	$(3,386)	$(52,217)	$(7,809)
Loss per share:
Basic and diluted loss per share	$(0.27)	$(0.03)	$(0.37)	$(0.16)
Weighted average number of shares outstanding	143,094,422	115,156,577	142,456,026	50,354,632

See accompanying notes to condensed consolidated interim financial statements.

November 11, 2011	2

Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in Thousands of United States Dollars)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2011	2010	2011	2010
Cash provided by (used in):
Operations:
Net loss for the period	$(39,106)	$(3,386)	$(52,217)	$(7,809)
Items not involving cash:
Depreciation	296	8	469	8
Share based payments	2,238	1,651	8,901	4,389
Unrealized foreign exchange loss (gain)	22,639	(1,781)	10,318	(2,842)
Interest income	(972)	(314)	(3,029)	(340)
Others, net	106	-	232	-
Changes in non-cash working capital and other:
Other current assets	(50)	(656)	(195)	(975)
Accounts payable and accrued liabilities	1,915	1,253	5,256	2,342
Accrued taxes	(41)	-	58	-
	(12,975)	(3,225)	(30,207)	(5,227)
Investing
Interest received	737	314	2,794	340
Mineral property acquired	-	-	-	(226,781)
Property, land, plant and equipment additions	(19,496)	(2,190)	(26,611)	(2,757)
Decrease (Increase) in deposits	2,059	-	(1,497)	-
Purchase of restricted investments	(964)	-	(964)	-
Purchase of short-term investments	-	-	(62,390)	-
	(17,664)	(1,876)	(88,668)	(229,198)
Financing:
Proceeds received from shares issued prior to IPO	-	-	-	3,286
Issuance of share capital under IPO and over-allotment, net of issuance costs	-	(1,608)	-	340,456

Proceeds from issuance of common shares on exercise of underwriter warrants and stock options	-	1,167	13,260	1,167
Share issuance costs	-	-	(593)	-
	-	(441)	12,667	344,909

Effect of exchange rates on cash and cash equivalents	(18,163)	1,781	(5,842)	2,842

Increase (decrease) in cash	(48,802)	(3,761)	(112,050)	113,326
Cash and cash equivalents, beginning of period	373,214	117,087	436,462	1
Cash and cash equivalents, end of period	$324,412	$113,326	$324,412	$113,326

See accompanying notes to condensed consolidated financial statements.

November 11, 2011	3

Condensed Consolidated Statement of Changes in Equity (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) September 30, 2011

			Share Based
	Number	Share	Payments
Notes	of Shares	Capital	Reserve	Deficit	Total
Issuance of one share on incorporation, at CAN$1.00 being balance at December 31, 2009	1	$-	$-	$-	$-
Shares issued on conversion of Director loans:
Converted at CAN$0.25 per share	1,600,000	385	-	-	385
Converted at CAN$2.00 per share	750,000	1,401	-	-	1,401
Shares issued for cash:
Issued to Directors at CAN$2.00 per share	750,000	1,500	-	-	1,500
Initial Public Offering at CAN$6.00 per share, net of issuance costs	58,000,000	301,006	7,083	-	308,089
Over allotment at CAN$6.00 per share, net of issuance costs	5,800,000	32,028	-	-	32,028
Shares issued to non-employee as compensation for services	60,000	340	-	-	340
Shares issued on acquisition of mineral property	48,130,304	273,413	-	-	273,413
Shares issued under Restricted Share
Award (RSAs) compensation plan:
Issued to Directors	60,000	364	-	-	364
Underwriters Warrants exercised at CAN$6.00 per share	200,700	1,577	(410)	-	1,167
Share based payments	-	-	4,025	-	4,025
Net Income (Loss)	-	-	-	(7,809)	(7,809)
Balance September 30, 2010	115,351,005	612,014	10,698	(7,809)	614,903
Initial Public Offering at CAN$6.00 per share, issuance costs	-	(68)	-	-	(68)
Underwriters Warrants exercised at CAN$6.00 per share	561,440	4,437	(1,121)	-	3,316
Exercise of stock options	2,500	16	(16)	-	-
Underwritten offering at CAN$14.10 per share, net of issuance costs	24,959,692	334,736	-	-	334,736
Share based payments	-	-	2,373	-	2,373
Net Income (Loss)	-	-		(201)	(201)
Balance December 31, 2010	140,874,637	951,135	11,934	(8,010)	955,059
Shares issued for cash:
Underwriters Warrants exercised at CAN$6.00 per share	2,132,785	17,389	(4,311)	-	13,078
Exercise of stock options	10,000	263	(81)	-	182
Underwritten offering at CAN$14.10 per share issuance costs	-	(24)	-	-	(24)
Shares issued under Restricted Share
Award (RSUs) compensation plan:	35,000	728	-	-	728
Shares issued under Share Award
(DSAs) compensation plan:	42,000	255	(255)	-	-
Share based payments	-	-	7,402	-	7,402
Net Income (Loss)	-	-	-	(52,217)	(52,217)
Balance September 30, 2011	143,094,422	969,746	14,689	$(60,227)	924,208

See accompanying notes to condensed consolidated interim financial statements.

November 11, 2011	4

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three and Nine Months Ended September 30, 2011

1.	Operations:

Tahoe Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009 under the name of CKM Resources Inc. On January 13, 2010, the Company changed its name to Tahoe Resources Inc. These condensed consolidated financial statements include the accounts of the Company and its subsidiaries (together referred to as the “Group”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

2.	Significant accounting policies:

(a) Basis of presentation:

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Statements of the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The condensed consolidated financial statements do not include all of the information required for full annual financial statements and should therefore be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the year ended December 31, 2010.

These condensed consolidated financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2010.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The condensed consolidated financial statements are presented in United States dollars, which is the Company’s and all of its subsidiaries’ functional currency, rounded to the nearest thousand dollars.

The Board of Directors authorized issuance of the condensed consolidated financial statements on November 11, 2011.

(b) New standards and interpretations not yet adopted:

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2011, and have not been applied in preparing these condensed consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Group.

3.	Short-term investments:

Short-term investments are comprised of Guaranteed Investment Certificates (“GICs”) held at large Canadian financial institutions. These investments had terms to maturity of greater than 90 days when acquired.

November 11, 2011	5

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three and Nine Months Ended September 30, 2011

4.	Restricted cash:

Restricted cash represents short-term GICs held on deposit as collateral for a letter of credit on behalf of one of the Company’s subsidiaries.

5.	Mineral property, land, plant and equipment:

	Plant and	Mineral property
	equipment	and land	CIP	Total
Cost
Balance at December 31, 2010	$917	$520,534	$-	$521,451
Additions	9,679	4,376	12,188	26,243
Balance at September 30, 2011	$10,596	$524,910	$12,188	$547,694

Accumulated Depreciation
Balance at December 31, 2010	$(19)	$-	$-	$(19)
Additions	(470)	-	-	(470)
Balance at September 30, 2011	$(489)	$-	$-	$(489)

Carrying Amounts
At December 31, 2010	$898	$520,534	$-	$521,432
At September 30, 2011	$10,107	$524,910	$12,188	$547,205

6.	Share-based payments

Share-based compensation arrangements

During the nine-months ended September 30, 2011, the Company issued the following awards under its share-based payment arrangements:

Share option program (equity-settled)

On March 3, 2011, the Company granted stock options to employees for the acquisition of up to 345,000 common shares exercisable at the price of CAN$17.56 per share on or before March 3, 2016. The options vest over three years in three equal tranches beginning on March 3, 2012.

On May 3, 2011, the Company granted stock options to one new Director and employees for the acquisition of up to 45,000 and 42,000 common shares, respectively, exercisable at the price of CAN$19.74 per share on or before May 3, 2016. The options vest over three years in three equal tranches beginning on May 3, 2012.

November 11, 2011	6

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three and Nine Months Ended September 30, 2011

6.	Share based payments (continued):

The number and weighted average exercise price of share options is as follows:

	Weighted average	Number
	exercise price CAD	of options
Outstanding at December 31, 2010	6.93	2,547,500
Granted	18.00	432,000
Exercised	14.80	(10,000)
Outstanding at September 30, 2011	8.61	2,969,500
Exercisable at September 30, 2011	7.01	1,691,667

For the three and nine months ended September 30, 2011, the Company has recorded $1,121 and $3,586 (2010 – $684 and $2,736) respectively, of compensation expense relating to the share option program.

Share Awards (equity-settled)

On March 3, 2011, the Company granted 156,000 Deferred Share Awards (“DSAs”) to executives and employees at the price of CAN$17.56 per share. Compensation cost for DSAs is measured based on the closing price of the stock one day prior to the grant date. The vesting conditions are in three equal tranches beginning on the first anniversary of the grant date.

On May 3, 2011, the Company granted 35,000 Restricted Share Units (“RSUs”) to directors at the price of CAN$19.74 per share. The RSUs vested immediately on the grant date.

At June 10, 2011, 42,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Option and Incentive Share Plan (“Plan”) and $255 was transferred to shareholders’ equity from share based payments reserve.

Number of
share awards
Outstanding at December 31, 2010	1,306,000
Granted	191,000
Shares issued	(77,000)
Outstanding at September 30, 2011	1,420,000

For the three and nine months ended September 30, 2011, the Company has recorded $1,331 and $4,544 (2010 – $966 and $1,653) respectively, of compensation expense relating to DSAs and RSUs.

November 11, 2011	7

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three and Nine Months Ended September 30, 2011

6.	Share-based payments (continued):

Share Appreciation Rights (“SARs”) (cash settled)

Share appreciation rights (“SARs”) entitle employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the share price of the Company on the business day prior to the exercise dates.

As at September 30, 2011, the Company has recognized SARs short-term liability of $926 and Long-Term liability of $639. The intrinsic Value for SARs exercisable at September 30, 2011 is CAN$702.

During the three and nine months ended September 30, 2011, the Company issued 27,500 and 62,500 SARs, respectively, to employees. The SARs issued have a term of five years from the issue date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date.

Number of SARs
Outstanding December 31, 2010	255,000
Issued	62,500
Exercised	(10,000)
Expired/Cancelled	(16,000)
Outstanding at September 30, 2011	291,500
Exercisable on September 30, 2011	87,500

For the three and nine months ended September 30, 2011, the Company has recorded ($251) and $894, respectively (2010 – $193 and $193), of compensation expense relating to SARs. Prior to settlement, unvested and vested SARs are valued at each period end using the Black-Scholes formula.

Inputs for measurement of grant date fair values

The grant date fair values of the share-based options were measured based on the Black-Scholes formula. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets.

November 11, 2011	8

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three and Nine Months Ended September 30, 2011

6.	Share based payments (continued):

The inputs used in the measurement of the fair values at the grant date of the share-based payment plan are the following:

	Share Option
	Program
	2011
Grant Date	March, 2	May,3
Share price at grant date in CAD	$18.43	$18.53
Exercise price in CAD	$17.56	$19.74
Expected volatility (weighted average volatility)	60%	59%
Option life	5	5
Expected dividends	-	-
Risk-free interest rate (based on government bonds)	1.39%	1.39%
Resulting fair value at grant date in CAD	$9.69	$9.07

Underwriter warrants (equity-settled)

During the nine months ended September 30, 2011, warrants to purchase 2,132,785 common shares were exercised, resulting in cash proceeds of $13,078.

			Warrants		Warrants
			outstanding at		Outstanding at
Issue	Price	Expiry	December 31,		September 30,
Date	CAD	Date	2010	Exercised	2011
6/8/2010	$6.00	6/8/2012	2,478,900	(1,920,650)	558,250
6/17/2010	$6.00	6/17/2012	267,960	(212,135)	55,825

			2,746,860	(2,132,785)	614,075

7.	Segment information:

The Company conducts its business as a single operating segment, being the mining business in Guatemala. All mineral properties and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

November 11, 2011	9

Notes to Condensed Consolidated Financial Statements (Expressed in Thousands of United States Dollars, Except per Share Information) Three and Nine Months Ended September 30, 2011

8.	Financial risk management:

The Group is exposed to currency risk on cash and cash equivalents, short-term investments, restricted cash and accounts payables that are denominated in a currency other than the functional currency of the Group entities which is the USD. The Group has significant CAD cash and cash equivalent holdings from cash received from the Company’s IPO and subsequent equity financing.

	September 30,	December 31,
	2011	2010
Cash in CAD	$234,927	$424,057
Cash in USD	86,643	10,717
Cash in QTZ*	2,842	1,688
Short-term investments in CAD	58,149	-
Restricted cash in CAD	964	-
	$383,525	$436,462

* Guatemalan Quetzales

Additional financial risk management disclosures are included in the consolidated financial statements as at December 31, 2010.

9.	Commitments:

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows:

Fiscal 2011	$1,508
Fiscal 2012	615
Fiscal 2013	196
Fiscal 2014	198
Fiscal 2015	117
Total lease commitments	$2,634

As at September 30, 2011 the Company has signed purchase orders to purchase equipment or receive services as follows:

Power line construction	$876
Plant Construction and equipment	23,766
Underground and surface equipment	14,750
Portals construction materials & supplies	2,838
Services and others	4,740
$46,970

November 11, 2011	10